Filed Pursuant to Rule 433
Registration Statement No.:  333-188040

Customers Bancorp, Inc.

Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C

Pricing Term Sheet

Issuer:	Customers Bancorp, Inc.

Title of Security:	Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C (the “Series C Preferred Stock”)

Size:	$50,000,000 (representing 2,000,000 shares), or $57,500,000 (representing 2,300,000 shares) if the underwriters exercise their option to purchase additional shares in full

Maturity:	Perpetual

Liquidation Preference:	$25 per share

Dividend Rate (Non-Cumulative):
At a rate per annum equal to 7.00% up to but excluding June 15, 2020; from and including June 15, 2020 until the redemption date (if any), at a floating rate per annum equal to three-month U.S. dollar LIBOR plus a spread of 5.30% per annum; in each case, only when, as and if declared.

Dividend Payment Dates:	March 15, June 15, September 15 and December 15 each year, commencing September 15, 2015

Redemption:
At the Issuer’s option (i) on any dividend payment date occuring on or after June 15, 2020, in whole or in part, at a redemption price equal to $25 per share, plus the per share amount of any declared and unpaid dividends and (ii) in whole but not in part at any time within 90 days following the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $25 per share, plus any declared and unpaid dividends.

Trade Date:	May 11, 2015

Settlement Date:	May 18, 2015 (T+5)

Public Offering Price:	$25 per share

Underwriting Discount:	$0.7875 per share

Net Proceeds (before expenses) to the Issuer:	$48,425,000, or $55,688,750 if the underwriters exercise their option to purchase additional shares in full

Listing:	The Issuer intends to file an application to list the shares of Series C Preferred Stock on the New York Stock Exchange under the symbol “CUBIPrC”.

CUSIP/ISIN:	23204G 407 / US23204G4073

Joint Book-Running Managers:	Morgan Stanley & Co. LLC UBS Securities LLC

Co-Manager:	Janney Montgomery Scott LLC

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents incorporated by reference therein for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649 or UBS Securities LLC at 1-888-827-7275.